[Letterhead of Sutherland Asbill & Brennan LLP]

April 10, 2014

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TICC Capital Corp.

Registration Statement on Form N-2 Filed April 10, 2014

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on April 10, 2014 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s post-effective amendment no. 8 to its shelf registration statement on Form N-2 (File No. 333-183605), which was declared effective by the Commission on February 27, 2014, except for the inclusion of audited financial statements and related financial data for the year ended December 31, 2013, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon